UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Talis Biomedical Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87424L108
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,051,739 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,051,739 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,739 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.9%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 892,504 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 892,504 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 892,504 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.3%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 291,540 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 291,540 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 291,540 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.1%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,184,044 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,184,044 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,044 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.4%
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,235,783 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,235,783 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,783 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.3%
12	Type of Reporting Person (See Instructions) HC

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 (the "Amendment") to Schedule 13G relating to common stock, par value $0.0001 per share (“Common Stock”) of Talis Biomedical Corporation., a Delaware corporation (the “Company” or the “Issuer”), is being filed with the Securities and Exchange Commission (the "SEC") as an amendment to the Schedule 13G filed with the SEC on February 14, 2022.  This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), and DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight Inc., DME CM and DME Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).
This Amendment relates to Common Stock of the Issuer held by Greenlight for the account of private investment funds (the “Greenlight Accounts”) for which Greenlight acts as investment advisor (or general partner of the investment advisor) and with respect to which Mr. Einhorn may be deemed to have indirect investment and/or voting power as the principal of Greenlight and other affiliated entities.  DME GP is the general partner of DME CM and DME Advisors.
The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of Common Stock, if applicable.

This Amendment is being filed to amend and restate Item 4.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(a) for each such Reporting Person.

(b)      Percent of Class

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein are calculated on the basis of the Company’s statement in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2022 that there were 26,781,915 shares of Common Stock outstanding as of October 31, 2022.

 (c)            Number of shares as to which such person has:

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with respect to the Company on February 14, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                February 14, 2023

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file Schedule 13G on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.